

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Samuel Gloor
Chief Executive Officer and Chief Financial Officer
BYTE Acquisition Corp.
445 Park Avenue, 9th Floor
New York, NY 10022

Re: BYTE Acquisition Corp.
    Form 10-K for Fiscal Year Ended December 31, 2022
    File No. 001-40222

Dear Samuel Gloor:

        We have completed our review of your filing. We remind you that the company and its
management are responsible for the accuracy and adequacy of their disclosures, notwithstanding
any review, comments, action or absence of action by the staff.

                                                                    Sincerely,

                                                                    Division of Corporation Finance
                                                                    Office of Energy & Transportation